599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

January 18, 2013

VIA FEDERAL EXPRESS AND EDGAR TRANSMISSION

Mr. Brian Cascio

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Phone:  202-551-3676

Re:	HeartWare International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-34256

Dear Mr. Cascio:

On behalf of our client, HeartWare International, Inc. (“HeartWare” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission received in your letter dated December 21, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011. For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the year ended December 31, 2011 as its “2011 Form 10-K”. For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ABU DHABI   |   BEIJING   |   BRUSSELS   |    DÜSSELDORF   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MILAN   |   MUNICH    |   NEW YORK

PALO ALTO   |   PARIS   |   ROME   |   SAN  FRANCISCO   |   SÃO PAULO   |   SHANGHAI   |   SINGAPORE   |   TOKYO   |   TORONTO    |   WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Revenue, net, page 45

1.	We note that you have not received FDA approval in the U.S. for the HeartWare System. We also note your discussion on page 45 of the significant increase in sales in the U.S. related to the increased enrollment in your destination therapy clinical trial. Please tell us the nature of these sales, the terms of the clinical trials and your revenue recognition policy related to this arrangement. Please clarify how your products are sold in the clinical trials.

As disclosed in its 2011 Form 10-K, the Company notes that (i) its ADVANCE clinical trial in the U.S. is an FDA investigational device exemption, or IDE, study designed to evaluate its HeartWare ® Ventricular Assist System (“HVAS”) as a bridge to transplantation for patients with end-stage heart failure (hereinafter referred to as the “BTT Clinical Trial”), and (ii) its ENDURANCE clinical trial in the U.S. is an FDA IDE study designed to evaluate the use of the HVAS as a destination therapy in advanced heart failure patients (hereinafter referred to as the “DT Clinical Trial”). The HVAS system is comprised of HeartWare’s small implantable centrifugal blood pump, called HVAD®, and associated peripherals, surgical tools and accessories. In this letter we refer to our BTT Clinical Trial and our DT Clinical Trial collectively as the “Clinical Trials”.

Companies operating under a qualified IDE are permitted to sell their medical devices and related products to sites conducting clinical trials utilizing the company’s products. In 2011 the Company sold the HVAS in the U.S. to a number of sites conducting its two Clinical Trials. The trials are operated under approved clinical protocols specifying the number of patients and sites that can participate. Sales to the clinical trial sites are made pursuant to agreed upon pricing on a consignment basis. As disclosed in Footnote 3 to the Company’s consolidated financial statements under “Revenue Recognition” and noted also in “MD&A – Critical Accounting Policies and Estimates – Revenue Recognition”, “A majority of product sales are initially made on a consignment basis and as such, pursuant to the terms of the consignment arrangements, revenue is recognized on the date the consigned product is implanted or otherwise consumed”. Pursuant to the terms of the consignment arrangements, the Company has no further obligations once the product is implanted or consumed, other than specific warranty obligations. In future filings the Company will clarify the nature and terms of the sales of products to sites participating in its clinical trials, and that the sales have historically been made on a consignment basis where revenue is not recognized upon shipment but rather when the device is implanted or consumed.

As noted in its Management’s Discussion & Analysis (“MD&A”) under “Results of Operations – Fiscal Years 2011 and 2010 – Revenue, net”, the increase in revenue in

2011 as compared to 2010 was due in part to increased activity in its DT Clinical Trial and continuing activity under an FDA approved Continued Access Protocol following completion of initial enrollment in the BTT Clinical Trial. This revenue increase was principally due to the fact that the DT Clinical Trial was a larger trial in terms of participating sites, 50 sites versus 30 in the BTT Clinical Trial, and the number of patients enrolled, 450 patients versus 140 patients in the BTT Clinical Trial. Enrollment in the DT Clinical Trial began in August 2010. The majority of patients in the DT Clinical Trial were enrolled in 2011.

Liquidity and Capital Resources, page 51

2.	We see that you generate a significant amount of sales in foreign jurisdictions but do not see any related discussion of cash held in foreign locations and unremitted foreign earnings, whether you repatriate any foreign earnings, or plan to repatriate any foreign earnings for U.S. working capital needs, and the related tax impact. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S. federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.01.a.

The Company notes that to date it has not had any significant foreign earnings or cash held in foreign locations. To the extent the Company does generate foreign earnings that are material to an understanding of its liquidity and capital resources, the Company will, in future filings, add disclosure detailing the material aspects and consequences related to such foreign earnings including amounts that would not be available for use in the United States without incurring U.S. federal and state income tax consequences.

*   *   *   *   *   *   *   *   *   *   *

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Peter McAree, Chief Financial Officer
Lauren Farrell, Vice President, Finance Lawrence J. Knopf, General Counsel
Julie Sherman, Securities and Exchange Commission Martin James, Securities and Exchange Commission